Intelligent Bio Solutions Inc.
Level 35,
100 Barangaroo Ave
Sydney NSW 2000

Attention Spiro Sakris

Dear Spiro,

Engagement Letter – Corporate Consultant

We refer to our discussions in respect of the above and hereby confirm the agreement between Winx Capital Pty Ltd ("**Consultant**" or "**Winx**") and Intelligent Bio Solutions Inc. ("**Company**") for Winx to act as the Company's exclusive Corporate Consultant.

In addition it is noted that you will work with Winx to identify other opportunities such as acquisitions, investments and/or additional raises.

The terms of the Engagement are particularised as follows:

1. Scope of Work

The Corporate Consultant will provide the following Corporate Consulting services ("**Services**") as reasonably requested by the Company:

1.1 Capital Raising

The Consultant will use reasonable endeavours to find investors who will provide capital for the Company for up to $3million.

for the purpose of the preferred convertable shares to be completed before Record Date for the upcoming shareholders meeting

2. Term

This Agreement shall have an initial term of 12 months from the date of this Agreement set forth above and continued by mutual agreement.

3. Professional Fees and Expenses

Winx is entitled to and must be paid by the Company the following fees and expenses. All of the following fees and expenses which are based on the amount of funds raised must be paid by the Company to Winx irrespective of who is the introducing party.

3.1 Corporate Consultant

(a) An up-front fee of $10,000 plus GST for corporate consulting services payable at the date of acceptance of this mandate by the Company;

(b) A further fee of $10,000 plus GST payable in advance on the date of the acceptance of this mandate by the Company.

(c) A placement fee of 6% of the capital raised from investors by the Company during the Term or investors which are introduced to the Company by the Consultant whether before or after the Term which may be paid by the Consultant as follows:

(1) A fee of 2% of the capital raised payable to the Australian financial services licence by the Consultant for the authorisation to raise the capital; and

(2) A fee of 4% of the capital raised payable to persons who are appointed as agents of the Consultant to raise the capital the sum of this mandate.

Warrants (the "Warrants") issued by the Company at the Closing to Winkx or its designees (as permitted by FINRA Rule 5110(g)) to purchase the number of shares of Common Stock that is equivalent to 5.0% of the number of shares of Common Stock sold in the Transaction (or into which any convertible Securities sold in the Transaction could be converted, but not including any warrants issued to investors in the Transaction), at an exercise price equal to 125% of the per share equivalent paid in the Transaction by investors. The Warrants shall have a term expiring 5 years from the effective date of the registration statement and the form of Warrant shall be substantially similar to the warrants issued to Investors participating in any Transaction. The number of Warrants issuable at the Closing shall be subject to reduction to whatever extent necessary to comply with the compensation limits imposed by FINRA Rule 5110.

Warrants equal to 10% of the number of warrants issued by the Company during the Term for no consideration on the best terms of the warrants issued by the Company during that period.

3.2 Out of Pocket Expenses

The Company will be responsible for all reasonable out-of-pocket expenses incurred by Winx and paid in advance in the course of completing the Services. These out-of-pocket expenses will include all travel costs, translations, legal fees, other service and third-party fees etc. which are related to the Transaction. The Company must pre-approve any individual expenses over $1,000 before they are incurred and must approve any expenses in a particular month where the aggregate of all expenses for that month shall exceed $2,000.

3.3 Payments for introduction

Without limiting clauses 3.1 to 3.2 herein and for avoidance of doubt:

(a) Winx is entitled to the above fees irrespective of who is the introducing party of any investor to the Company;

(b) The Company must inform Winx of every person who becomes an investor in the Company as soon as possible after their application to become an investor in the Company is received by the Company and pay to Winx the fees to which Winx is entitled to pursuant to this agreement before registering the investor in the member register.

4. Right of First Refusal

4.1 The Company agrees to offer Winx the exclusive corporate consulting role in any further debt or equity raisings within 24 months from the date of acceptance of this mandate by the Company subject to competitive terms in respect of pricing, fees and timing relative to market practices at that time before offering the same to any other party.

Company Initial: SS

Corporate Consultant Initial: TK

4.2 Any such additional engagements will be governed by separate agreements, having such terms and conditions as are customary for Winx in similar transactions and as are mutually agreed by Winx and the Company provided the fees are comparable to those referred to in this mandate.

4.3 If Winx does not accept the offer within 30 days of the offer being made in writing then the Company may engage a third party but not on terms more favourable to the third party than were offered to Winx.

5. Exclusions

Nothing contained herein shall be taken to be a commitment either express or implied on the part of Winx to underwrite or purchase securities or commit any capital in respect of any fund raisings, nor does it oblige Winx to enter into any underwriting agreement or similar commitment to finance any fund raisings undertaken by the Company.

6. Undertakings by the Company

6.1 In order for the above Services to be adequately provided, the involvement of the Company's management and professional tax and legal advisors will be required. The Company undertakes to make this available as required.

6.2 The Company will be responsible for obtaining its own professional advice on legal, accounting, taxation, and other specialist matters outside Winx's area of expertise. Winx will be given access to that advice and will be able to rely on all information, advice or other material provided by the Company and its professional advisers without any obligation to verify its accuracy or completeness.

7. Indemnity

7.1 Subject to clause 7.3 below, the Company agrees to fully indemnify and hold harmless the Indemnified Persons (defined in clause 7.7 below) from and against any and all loss, liability, actions, claims, demands, investigations, proceedings, judgments and orders in connection with or relating directly or indirectly to this agreement of whatever nature howsoever arising (together "**Claims**") which may be made, threatened or alleged against any or all of the Indemnified Persons, including legal fees on a full indemnity basis, incurred by or on behalf of such Indemnified Person in connection thereto whether or not proceedings have been commenced.

7.2 Any sums due under clause 7.1 will be paid promptly by the Company on the demand of any of the Indemnified Persons.

7.3 Clauses 7.1 and 7.2 will not apply in respect of any Claims that are finally judicially determined to have resulted from the wilful default, fraud or gross negligence of any Indemnified Person.

7.4 The Company will notify Winx if it becomes aware of any claim which may give rise to a liability under this clause.

7.5 Without prejudice to any claim the Company may have against Winx, no proceedings may be taken against any director, officer, employee or agent of Winx or its associates in respect of any Claim the Company may have against Winx.

7.6 The provisions of this clause 7 are in addition to any rights that any of the Indemnified Persons may have at common law or otherwise.

7.7 "**Indemnified Persons**" means Winx, any director, officer, employee or agent of Winx and any associate of Winx.

8. **Liability Limitation**

8.1 The Company may have agreed, or may at any time in the future agree, with a third party or third parties limitations on the extent to which the Company may claim against any third party or third parties in connection with the Services (a "**Relevant Limitation**").

8.2 Where any damage or loss is suffered by the Company for which Winx would otherwise be liable with any third party or third parties to the Company, the extent to which such loss will be recoverable by the Company from Winx will:

(a) be limited so as to be in proportion to Winx's contribution to the overall fault for such damage or loss as agreed between Winx and the Company or, in the absence of an agreement, as finally determined by a Court of competent jurisdiction; and

(b) be no more than it would have been had any Relevant Limitation not been agreed to by the Company.

8.3 The degree to which Winx may rely on the work of any such third party (if any) will be unaffected by any Relevant Limitation.

9. **Conflict of Interest**

9.1 Winx and its associates are engaged in a wide range of investment and commercial business, both for their own account and for the account of the Company. This may give rise to situations in relation to this agreement where Winx, and/or its associates may have:

(a) interests and/or duties which conflict with the Company's interests,

(b) a person whose interests may conflict with the Company's interests, or

(c) some other interest, relationship or arrangement which is material (in each case a "**Material Interest**").

9.2 The Company acknowledges and accepts that Winx and/or its associates, individually or taken as a whole, may have Material Interests and accept that our agreeing to provide services to the Company does not require Winx or any of the associates to restrict its activities or affairs in any way nor to provide the Company or Winx with any information whatsoever about or which derives from those activities or affairs.

9.3 The Company acknowledges and accepts that Winx, and/or its associates may have proprietary or derivative positions in the Company's stock or the stock of any of the Company's associates and accept that our agreement to provide services to the Company does not require Winx or any of its associates to restrict their activities or

affairs in any way nor to provide the Company or Winx with any information whatsoever about or derived from those activities or affairs.

9.4 Winx has established procedures which are designed to ensure that in providing services to any particular entity, the individuals concerned are influenced only by the interests of that entity and are isolated from information known to individuals working in the corporate advisory divisions of the entity's associates.

10. Flow of Information and Publicity

10.1 The Company agrees to promptly provide or cause the production to Winx of all the information that is reasonably available to the Company concerning its business and affairs which is relevant to this agreement and all such further information as Winx may request. This will confer on Winx a right of access to contracts, documents and records (whether original or copies) which Winx, other appointed advisers or the Company (as the case may be) consider relevant or necessary to this agreement. The Company will ensure that at the time of providing all such information, it is true, fair, accurate, complete and not misleading. If, during the course of this agreement, the Company becomes aware of a matter or issue that causes the information provided to Winx to be untrue, inaccurate, incomplete or misleading, whether by omission or otherwise, the Company agrees to notify Winx immediately and take all such steps as we reasonably require to correct any statement, release or publication made publicly based on such information. The Company agrees to provide access to the Company's board and management, its auditors and other appointed advisers for any reason connected with this agreement as Winx may reasonably require.

10.2 Winx is entitled to assume that any instructions have been properly authorised by the Company if they are given or purport to be given by an individual or person who is or purports to be and is reasonably believed by Winx to be a director or employee of the Company, or its authorised agent or Associate.

10.3 Winx is entitled to assume that information provided to it by third parties at the Company's request is true, accurate, complete and not misleading or deceptive. If the Company become aware that any information provided to Winx by third parties is not true, complete and accurate or is misleading and deceptive, whether by omission or otherwise, the Company agrees to notify Winx immediately.

10.4 Prior to the completion of the Services and subject to disclosures required by statute or law, the Company undertakes that it will not and none of its associates or persons acting with the Company or the Company's associates will take any material steps or action in relation to, or publish or procure or solicit the publication of any material document, statement or communication, about any transaction or matter in connection with this agreement without Winx's prior written consent, not to be unreasonably withheld or delayed. The Company will also ensure that no statements are made (including during interviews with journalists) referring to the Services which may result in advance publicity for the Services particularly in Australia without the prior consultation of Winx. Subsequent to the Services, the Company undertakes to consult with Winx prior to any interview, statement or communication which could result in adverse publicity regarding the Services.

10.5 The Company undertakes to keep Winx fully informed on a regular basis of all strategies, developments and discussions relevant to the Services and that no material initiatives relevant to the Services will be undertaken without prior consultation with Winx.

10.6 Advice (including any opinion or report) whether written or oral by Winx to the Company, or any communications between Winx and the Company in connection with this agreement may only be used and relied on by the Company and may not be used or relied on by any third party and may not be disclosed to any third party without the prior written consent of Winx (other than the Company's other appointed advisers who may not rely on such advice).

10.7 Subject to the successful completion of the Services, Winx will be able to place advertisements in financial and other newspapers and journals at our own expense describing our role in the Services on the basis that a copy is provided to the Company for its prior written consent. The Company must not unreasonably withhold Winx's consent.

11. Confidentiality

11.1 Subject to the terms of this Engagement and in particular clauses 11.3 and 11.4 below, Winx undertakes to keep confidential any confidential information concerning the business, affairs, directors or employees of the Company or its associates that comes into Winx's possession during this agreement and not to use any such information for any purpose other than that for which it was provided.

11.2 The Company acknowledges and accepts that Winx may be required or it may be appropriate for Winx to disclose information and deliver documentation relating to the Company or matters arising from or in connection with this agreement to governmental or regulatory agencies and authorities or otherwise as required by law or to any other person as may be necessary if Winx needs to establish a defence to any claim, proceedings or investigations and the Company expressly authorises such disclosure or delivery.

11.3 The Company acknowledges that Winx may be prohibited from disclosing, or that it may be inappropriate for Winx to disclose, information to the Company by reason of law or duties of confidentiality owed to other persons.

11.4 Winx will not be obliged to treat as confidential any information which is:

(a) in the public domain when given or which later comes into the public domain (otherwise than by breach of this agreement) or which was already known to Winx prior to its being obtained from the Company; or

(b) disclosed with the consent of the Company.

11.5 Winx may otherwise disclose confidential information to its professional advisers and those to whom any of the financial products the subject of the Services are being offered. Disclosures to offerees will be consistent with any disclosure document.

11.6 The Company acknowledges that any advice rendered by Winx is provided solely for the purposes of this agreement and for the Company's benefit and may not be used or relied upon for any other purpose without Winx's prior written consent.

12. Termination

12.1 This agreement may be terminated with or without cause by either party on 1 months written notice to the other and without continuing obligation, except as regards the following clauses which survive any termination and remain in full force and effect:

(a) accrued rights and liabilities, in particular in respect of clause 2, up to the date of termination;

(b) Clauses 7, 8 and 9 of this agreement.

12.2 In addition, in circumstances where the Company terminates without cause or Winx terminates this agreement with cause, clause 9 will survive and remain in full force and effect and continue to apply where any transaction to which this agreement would have applied is announced by the Company within 12 months of termination and is completed.

12.3 In addition, the obligation of the Company to pay the monthly fee to Winx for a minimum period of 24 months pursuant to clause 3 above will survive. The Company may elect to pay the full amount for minimum period of 24 months upfront at termination or the remaining amount for the remainder of the 24 months on a monthly basis.

12.4 Other than as described in clause 12.4, where the Company has indicated to Winx that it no longer wishes to pursue this agreement or it is reasonable in the circumstances for Winx to conclude that the Company no longer wishes to do so, the Company will be deemed to have given written notice terminating this agreement without cause.

12.5 In circumstances where the Company considers terminating the Services or this agreement as a result of dissatisfaction with the execution of this agreement by Winx, the Company agrees to first provide Winx with reasonable notice and an opportunity to rectify, to the Company's satisfaction, the quality of service to be provided under this agreement.

13. Lock up

The Company undertakes not to offer, sell or market, contract to sell or otherwise dispose of or announce the sale, directly or indirectly any of its securities without the prior written consent of Winx during the period of the Services under the terms of this Engagement. This limitation also applies to any transaction having the economic effect of a sale or disposal.

14. Governing law

This agreement is governed by and construed in accordance with the laws in force in New South Wales and the parties irrevocably submit to the non-exclusive jurisdiction of the Courts in New South Wales and any court competent to hear appeals from any such Court.

15. GST

15.1 In this clause expressions that have a meaning in the *A New Tax System (Goods and Services Tax) Act, 1999* have the same meaning in this clause.

15.2 The parties acknowledge and agree that all amounts of money payable by a party to another party are exclusive of GST except where otherwise expressly stated.

15.3 The parties agree that:

(a) if a Supply under this Agreement by a party (**Payee**) to the other party (**Payer**) is a Taxable Supply then the Payer must pay to the Payee an additional amount (**Additional Amount**) determined by multiplying the consideration in respect of that Supply by the prevailing GST rate;

(b) the Payer shall pay each Additional Amount at the same time as consideration for the Supply referable to it or upon demand by the Payee (whichever is the earliest); and,

(c) each Additional Amount shall not be refundable in any circumstances.

16. Counterparts

16.1 In this agreement, **Electronic Signature** means a visual representation of a person's handwritten signature which is placed on this deed using DocuSign or other electronic signing platform agreed by the parties and "**Electronically Signed**" has a corresponding meaning;

16.2 This agreement may be executed in any number of counterparts. A counterpart may be a facsimile or email.

16.3 Together all counterparts make up one document.

16.4 If this deed is executed in counterparts, it takes effect when each party has received the counterpart executed by each other party or would be deemed to have received it if it was a notice sent to the other party. A counterpart may be received by way of facsimile or email.

16.5 Where this deed is required by law to be in physical form, the parties agree that a print out of an Electronically Signed copy of this deed satisfies that requirement.

17. Best Endeavours

The Company and Winx must use their best endeavours and must cooperate with each other to allow the services to be provided by Winx to the Company.

18. Acceptance

To confirm the Company's acceptance of the terms of this Agreement, please sign a duplicate copy of this letter where indicated below and return it to us. Should you wish to discuss the contents of this letter, please do not hesitate to contact me.

Please indicate your agreement to the Engagement by signing and returning the attached copy of the Engagement.

Winx is very much look forward to working with you and your team on this important transaction.

Yours faithfully
Winx Capital Pty Ltd

Per:

Theodore Karantzias
Sole Director

I confirm acceptance of the above terms and conditions

....
Spiro Sakiris